FUSIONTECH, INC.
No. 26 Gaoneng Street, High Tech Zone
Dalian, Liaoning Province, China 116025
(86) 0411-84799486

January 31, 2011

VIA EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	FusionTech, Inc.
Amendment No. 1 to Form 8-K
Filed January 3, 2011
File No. 000-53837

Form 10-K Fiscal Year Ended January 31, 2010
Filed April 1, 2010 and amended November 19, 2010
File No. 000-53837

Dear Mr. Reynolds:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 26, 2011, to FusionTech, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 2 to the Form 8-K dated November 22, 2010 (“Amendment No. 2”) and  the Company’s credit financing agreement with Shanghai Pudong Development Bank as Exhibit 10.15 to reflect our responses to the Staff’s comments.

Governmental and Environmental Regulation, page 11

1.
Please refer to the last two paragraphs under “M&A Rules.” The disclosure in these paragraphs does not appear to be covered by counsel’s opinion. If correct, please clarify and explain why. In addition, please revise the associated risk factor in the same respect.

Response:

The Company has revised its disclosure to clarify that the last two paragraphs under “M&A Rules” are covered by the Company’s PRC counsel’s opinion and has revised the associated risk factor in the same respect. Please see pages 12 and 23 of Amendment No. 2.

Mr. John Reynolds
U.S. Securities and Exchange Commission
January 31, 2011

Risk Factors, page 13

2.
We note from your responses to prior comment 17 of our letter dated December 15, 2010 that you retain a US accounting firm to assist you in preparing your U.S. GAAP financial statements. However, based on your response that your accounting personnel have limited relevant education and training in U.S. GAAP, please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP.  These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited relevant education and training in U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response:

The Company has added a risk factor in accordance with the Staff’s comment. Please see page 18 of Amendment No. 2.

The Company confirms that it will evaluate the factors included in the Staff’s comment in concluding on the effectiveness of its disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

Financing Activities, page 32

3.
Considering that the note came due on January 11, 2011, please update the disclosure to provide the principal terms of the new financing arrangement and file the agreement as an exhibit to the Form 8-K, or otherwise revise your filing as appropriate.

Response:

The Company repaid the outstanding balance on the Shanghai Pudong Development Bank note in full on January 11, 2011.  The Company subsequently entered into a credit facility with Shanghai Pudong Development Bank on January 19, 2011. The Company has revised its disclosure and filed the credit financing agreement as Exhibit 10.15 in accordance with the Staff’s comment.  Please see page 32 of Amendment No. 2.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Lixin Wang
Lixin Wang
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC